Filed by The Bank of Yokohama, Ltd
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Companies: The Bank of Yokohama, Ltd. (File Number: 132-02790) and
The Higashi-Nippon Bank, Limited (File Number: 132-02789)
Dated November 2, 2015

October 28, 2015

Company Name: The Bank of Yokohama, Ltd.

Representative: Representative Director and President Tatsumaro Terazawa

（Code No.8332, First Section, Tokyo Stock Exchange)

Notice Concerning the Convocation of Extraordinary General Meeting of Shareholders and its Agenda

In the press release titled “Notice Concerning Definitive Agreement Concerning the Business Integration of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited through a Share Transfer” dated September 8, 2015, The Bank of Yokohama, Ltd. (the “Bank”) announced that the Bank and The Higashi-Nippon Bank, Limited (together, the “Banks”) will incorporate a company named “Concordia Financial Group, Ltd.” (the “Joint Holding Company”) that would become a wholly-owning parent company of the Banks effective as of April 1, 2016 through a share transfer subject to obtaining the approval of shareholders of the Banks and regulatory approvals, that the Banks entered into the Business Integration Agreement and that the Banks jointly prepared the Share Transfer Plan  (the “Share Transfer Plan”). In relation to the above, the Bank at the meeting of the board of directors held today resolved on the convocation of the extraordinary general meeting of shareholders and its agenda and therefore announces as follows.

1.	Date and time:	December 21, 2015 (Monday) at 10:00 a.m. (Japan time)

2.	Venue:	Yokohama Royal Park Hotel, 3rd Floor

Hoh-Sho Banquet Room

2-1-3, Minatomirai 2-Chome, Nishi-ku, Yokohama, Kanagawa, Japan

3.	Agenda for the meeting:

Proposal 1:            Approval of the Share Transfer Plan with The Higashi-Nippon Bank, Limited

Proposal 2:            Partial Amendments to the Articles of Incorporation

For further details on proposals 1 and 2, please refer to press releases “Notice Concerning Definitive Agreement Concerning the Business Integration of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited through a Share Transfer” dated September 8, 2015 and “Notice Concerning Partial Amendments to the Articles of Incorporation” dated the same day, respectively.

At the aforementioned meeting of the board of directors, the Bank resolved to partially amend the Share Transfer Plan to add supplementary provisions to the Articles of Incorporation of the Joint Holding Company concerning the payment of interim dividends in the first fiscal year, among others.

End

<Contact for inquiries regarding this notice>

The Bank of Yokohama, Ltd.
Corporate Planning Department, Public Relations Office	Tel: 045-225-1141

The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited, or one of them, may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible business combination (or integration) between the two companies, if it is consummated.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited, or one of them, prior to the shareholders’ meeting(s) at which such business combination (or integration) will be voted upon.  The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about the two companies, such business combination (or integration) and related matters.  U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with such business combination (or integration) carefully before they make any decision at the respective shareholders’ meeting with respect to such business combination (or integration).  Any documents filed with the SEC in connection with such business combination (or integration) will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, upon request, the documents can be distributed for free of charge.  To make a request, please refer to the contact information on the previous page.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements that reflect the plans and expectations of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited in relation to, and the benefits resulting from, their proposed business combination. These forward-looking statements may be identified by words such as “intend,” “seek,” “will,” “risk,” “may” and similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document due to various factors including, but not limited to:

•	failure of the parties to agree on the terms of the business combination;
•	failure to obtain a necessary shareholder approval;
•	inability to obtain necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;
•	changes in laws, accounting standards, or the business environment that are relevant to the parties;
•	challenges in executing our business strategies;
•	the effects of financial instability or other changes in general economic or industry conditions; and
•	other risks to consummation of the transaction.